Sideware Contacts:                       Filed by Sideware Systems, Inc.
Jim Speros, 703/437-9002                 Pursuant to Rule 425 Under the
Jennifer Burke, 604/669-2101 x. 224      Securities Act of 1933 and deemed
                                         filed pursuant to Rule 14a-12
KnowledgeMax, Inc: Contact:              under the Securities Act of 1933.
Lin Pearce, 301/468-8000 ext. 109        Subject companies:  Sideware Systems
December 13, 2001                        Inc. [Exchange Act File No. 000-29974]
                                         and KnowledgeMax Inc.

A registration statement on Form S-4 will be filed with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Sideware Systems Inc. seeking their approval of the proposed transaction. Investors and security holders are urged to read the registration statement and proxy statement/prospectus because they will contain important information. When filed, these documents may be obtained free of charge at the website maintained by the Securities Exchange Commission at ``www.sec.gov.'' These documents may also be obtained free of charge by requesting them in writing from Jennifer Burke, Sideware Investor Relations, Suite 1600, 777 Dunsmuir Street, Vancouver, BC Canada V7Y1K4.

Sideware, its directors, and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Sideware in connection with the transaction. Information about these participants is set forth in Sideware's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in other SEC filings. Stockholders and investors may obtain additional information regarding the interests of such participants, as well as the directors and executive officers of KnowledgeMax, by reading the proxy statement/prospectus regarding the transaction when it becomes available.

Safe Harbor Statement Under the Private Securities Litigation
Reform Act of 1995:

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, growth and revenue opportunities, timing of closing, management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the KnowledgeMax transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition or obtain customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Sideware's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended December 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, Sideware's results could differ materially from Sideware's expectations in these statements. For further discussion of important risk factors that may materially affect management's estimates, Sideware's or KnowledgeMax's results, and the forward-looking statements herein, please see the risk factors contained in Sideware's SEC filings.

Set forth below is the Agreement and Plan of Merger and Reorganization between Sideware Systems Inc., KnowledgeMax, Inc., and KM
Acquisition Corp.





                  AGREEMENT AND PLAN
            OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION ("Agreement") is made and entered into as of December
7, 2001, by and among: SIDEWARE SYSTEMS,INC., a British Columbia, Canada corporation ("Parent"); KM ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub") and KNOWLEDGEMAX, INC., a Delaware corporation (the "Company"). The Parent, Company and Merger Sub are sometimes referred to in this agreement individually as a "Party" and collectively as the "Parties." Certain other capitalized terms used in this Agreement are defined in Exhibit A.


RECITALS

A. Parent, Merger Sub and the Company intend to effect a merger (the "Merger") of Merger Sub into the Company in accordance with this Agreement and the Delaware General
Corporation Law (the "DGCL").  Upon consummation of the
Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

B. It is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

C. This Agreement has been approved by the respective boards of directors of Parent, Merger Sub and the Company.

D. In connection with the execution of this Agreement, certain stockholders of the Parent and the Company will enter into a Voting Agreement pursuant to which such stockholders have agreed to vote their shares in favor of the Merger and the transactions contemplated herein.

AGREEMENT

The Parties agree as follows:


SECTION 1.  DESCRIPTION OF TRANSACTION

1.1 MERGER OF MERGER SUB INTO THE COMPANY. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.2), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.
The Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL.

1.2  CLOSING; EFFECTIVE TIME.

(A) CLOSING. The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of all conditions set forth in Sections 5, 6 and 7 (as such date may be extended, by mutual agreement of the Parent and the Company) (the "Closing Date"), at the offices of Cooley Godward LLP, One Freedom Square,
Reston Town Center, 11951 Freedom Drive, Reston, Virginia 20190-5601, unless another date or place is agreed to in writing by the parties hereto.

(B) EFFECTIVE TIME. Subject to the provisions of this Agreement, on the Closing Date, the parties shall file with the Delaware Secretary of State a certificate of merger (the "Certificate of Merger") executed in accordance with Section
251(c) of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State, or at such other time as Parent and the Company shall agree should Be specified in the Certificate of Merger (the Time the Certificate of Merger is filed being the "Effective Time").

1.3  CERTIFICATE OF INCORPORATION AND BYLAWS; DIRECTORS
AND OFFICERS.

Unless otherwise determined by Parent and the Company prior to the Effective Time:

(A) CERTIFICATE OF INCORPORATION. The Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law, except that the name of the Surviving Corporation in such Certificate of Incorporation will be changed to a name other than KnowledgeMax, Inc.

(B) BYLAWS. The Bylaws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law, except that the name of the Surviving Corporation in such Bylaws will be changed to a name other than KnowledgeMax, Inc.

(C) DIRECTORS. The individuals to be identified prior to Closing by Parent and the Company shall be the directors of The Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(D) OFFICERS. The individuals listed on Exhibit B hereto shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

1.4  CONVERSION OF SHARES

(A)  Subject to Sections 1.4(e), 1.8(c) and 1.9, at the Effective
Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub and the Company:

     (i) each share of common stock, par value of $0.01 per share, of the Company ("Company Common Stock") other than Dissenting Shares (as defined below) outstanding immediately prior to the Effective Time shall be converted into the right to receive a number of shares of the common sock, par value $0.01 per share, of the Parent ("Parent Common Stock") equal to the Conversion Ratio (as defined below);

     (ii) each share of the capital stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation;
           and

     (iii) each share of Company Common Stock that is held by the Company in treasury shall automatically be canceled and retired and shall cease to exist, and no Parent Common Stock or other consideration shall be delivered in exchange therefor.

(B) The "Conversion Ratio" shall be equal to the quotient obtained by dividing the Parent Stock Issuance Amount (as defined below) by the Fully Diluted Company Stock Number (as defined below).

(C) The "Parent Stock Issuance Amount" shall be equal to the product of (i) the ratio of 55 divided by 45, multiplied by (ii) the Fully Diluted Parent Stock Number. The "Fully
Diluted Parent Stock Number" shall be equal to the sum of (a) the number of shares of Parent Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held in the Parent's treasury), (b) subject to the following provisos, the number of shares of Parent Common Stock issuable upon the exercise of all stock options to acquire Parent Common Stock outstanding immediately prior to the Effective Time and (c) subject to the following provisos, the number of shares of Parent Common Stock issuable upon the exercise or conversion of all other securities and instruments exercisable for or convertible into shares of Parent Common Stock outstanding immediately prior to the Effective Time, provided, that notwithstanding the foregoing, all stock options and warrants of Parent outstanding immediately prior to the Effective Time with an effective exercise price per share of Parent Common Stock at such time that is "out of the money" (i.e., greater than the closing price for a share of Parent Common Stock on the Nasdaq OTC System on the immediately preceding business day) shall not be included in such sum; but provided, further, that (1) all stock options granted to Parent employees on the date that this Agreement is initially approved by the Parent's Board of Directors shall be included in such sum, whether such stock options are "in the money" or "out of the money" immediately prior to the Effective Time and (2) all stock options granted to employees and contractors of The Chalk Group on the date that this Agreement is initially approved by the Parent's Board of Directors shall not be included in such sum unless, and only to the extent, that any such stock options are exercised prior to the Effective Date.

(D) The "Fully Diluted Company Stock Number" shall be equal to the sum of (i) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held in the Company's treasury), (ii) the number of shares of Company Common Stock issuable upon the exercise of all Company Options (as defined below) outstanding immediately prior to the Effective Time and (iii) the number of shares of Company Common Stock issuable upon the exercise or conversion of all other securities and instruments exercisable for or convertible into shares of Company Common Stock outstanding immediately prior to the Effective Time.

(E) The parties acknowledge that, as a condition to Closing, all outstanding shares of the Company's Series A Convertible Preferred Stock, par value $0.01 per share ("Series A Preferred Stock") and Series B Convertible Preferred Stock, par value
$0.01 per share ("Series B Preferred Stock" and, collectively with the Series A Preferred Stock, the "Company Preferred Stock") shall be converted into shares of Company Common Stock (the "Company Preferred Stock Conversion") and, for purposes of this
Section 1.4, such conversion shall in any event be deemed to have occurred immediately prior to the calculation of the Fully Diluted Company Stock Number (or such earlier time as the conversion may have actually occurred).


1.5 EMPLOYEE STOCK OPTIONS. At the Effective Time, each stock option that is then outstanding under the Company's 2000 Equity Incentive Plan (the "Plan"), whether vested or unvested (a
"Company Option"), and the Plan, shall be assumed by Parent in accordance with the terms of the Plan and the stock option agreement by which such Company Option is evidenced. All rights with respect to Company Common Stock under outstanding Company Options shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective
Time, (a) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (b) the number of shares of Parent Common Stock subject to each such assumed Company Option shall be equal to the number of shares of Company Common Stock that were subject to such Company Option immediately prior to the Effective Time multiplied by the Conversion Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, (c) the per share exercise price for the Parent Common Stock issuable upon exercise of each such assumed Company Option shall be determined by dividing the exercise price per share of Company
Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by the Conversion Ratio, and rounding the resulting exercise price up to the nearest whole cent, and (d) all restrictions on the exercise of each such assumed Company Option shall continue in full force and effect, and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that each such assumed Company Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction effected by Parent after the Effective Time. The Company and Parent shall take all action that may be necessary (under the Company's Plan and otherwise) to effectuate the provisions of this Section 1.5. Following the Closing, Parent will send to each holder of an assumed Company Option a written notice setting forth (i) the number of shares of Parent Common Stock subject to such assumed Company Option, and (ii) the exercise price per share of Parent Common Stock issuable upon exercise of such assumed Company Option. Promptly after the Closing Date, Parent shall file with the SEC, a registration statement on Form S-8 to register the exercise of the Company Options assumed by Parent pursuant to this Section 1.5.

1.6 COMPANY WARRANTS. All warrants to acquire capital stock of the Company outstanding as of the Effective Time shall be terminated, to the extent that any such warrants remain unexercised or otherwise outstanding as of the Effective Time.

1.7 CLOSING OF THE COMPANY'S TRANSFER BOOKS. At the Effective Time, holders of certificates representing shares of the Company's capital stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company, and the stock transfer books of the Company shall be closed with respect to all shares of such capital stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of the Company's capital stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such shares of the Company's capital stock (a "Company Stock Certificate") is presented to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.8.

1.8  EXCHANGE OF CERTIFICATES

(A) At or as soon as practicable after the Effective Time, Parent will send, or cause to be sent, to the holders of Company Stock Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify, and (ii) instructions for use in effecting the surrender of Company Stock Certificates in exchange for certificates representing Parent Common Stock. Upon surrender of a Company Stock Certificate to Parent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by Parent, the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of this Section 1, and the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive upon such surrender a certificate representing shares of Parent Common Stock as contemplated by this Section 1. If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the issuance of any certificate representing Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to such Company Stock Certificate.

(B) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock represented thereby, until such holder surrenders such Company Stock Certificate in accordance with this Section
1.8 (at which time such holder shall be entitled to receive all such dividends and distributions).

(C) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates for any such fractional shares shall be issued. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, upon surrender of such holder's Company Stock Certificate(s), be entitled to receive one whole share of Parent Common Stock instead of a fractional share or cash in lieu of such fractional share.

(D) Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any holder or former holder of apital stock of the Company pursuant to this Agreement such amounts as Parent or the Surviving Corporation may be required to deduct or withhold therefrom under the Code or under any provision of state, local or foreign tax law.
To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(E) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of capital stock of the Company for any shares of Parent Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

1.9  DISSENTING SHARES.

(A) For purposes of this Agreement, "Dissenting Shares" means shares of Company Common Stock held as of the Effective Time by a stockholder of the Company (a "Company Stockholder") who has not voted such Company Common Stock, or pre-conversion corresponding shares of Company Preferred Stock, as applicable, in favor of the adoption of this Agreement and with respect to which appraisal rights shall have been duly demanded and perfected in accordance with Section 262 of the DGCL and not effectively withdrawn or forfeited prior to the Effective Time. Dissenting Shares shall not be converted into or represent the right to receive the Parent Common Stock which the Company Stockholders are entitled to receive pursuant to
Section 1.4, unless such Company Stockholder shall have forfeited his, her or its right to appraisal under the DGCL or properly withdrawn his, her or its demand for appraisal. If such Company Stockholder has so forfeited or withdrawn his, her or its right to appraisal of Dissenting Shares, then, (i) as of the occurrence of such event, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the Parent Common Stock pursuant to Section 1.4, and (ii) promptly following the occurrence of such event, the Parent or the Surviving Corporation shall deliver to such Company Stockholder a payment of the Parent Common Stock to which such holder is entitled pursuant to Section 1.4.

(B) The Company shall give the Parent (i) prompt notice of any written demands for appraisal of any Company Common Stock, withdrawals of such demands, and any other instruments that relate to such demands received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of the Parent, make any payment with respect to any demands for appraisal of Company Common Stock or offer to settle or settle any such demands.

1.10 PARENT/SURVIVING CORPORATION MERGER. Promptly after the Effective Time, at such time that management of the Parent determines that it is appropriate (and in any event, promptly after receipt of all third-party consents that may be required), the Surviving Corporation shall be merged with and into the Parent, with the Parent surviving such merger, in accordance with the DGCL.

1.11 TAX CONSEQUENCES. For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.12 FURTHER ACTIONS. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

1.13 PARENT CORPORATE NAME. At the Effective Time, Parent shall amend its Certificate of Incorporation and take all other action as may be necessary to change its corporate name to "KnowledgeMax, Inc."

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth on the disclosure schedule delivered by the Company to the Parent prior to the execution of this Agreement
(the "Company Disclosure Schedule"), the Company represents and warrants to the Parent and Merger Sub as follows:

2.1  DUE ORGANIZATION; NO SUBSIDIARIES

(A) ORGANIZATION, STANDING AND CORPORATE POWER. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed individually or in the aggregate would not have a Material Adverse Effect (as defined on Exhibit A) on the Company. The Company has delivered to Parent complete and correct copies of its Certificate of Incorporation and Bylaws, in each case as amended to the date hereof.

(B) SUBSIDIARIES. The Company has no subsidiaries, does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other equity or profit and loss interest in any other Entity, and has no investment in any other Entity.

2.2 AUTHORITY; BINDING NATURE. The Company has the requisite corporate power and authority to enter into this Agreement and, subject to (a) the approval of the Company Preferred Stock Conversion by the holders of a majority of the outstanding shares of Company Preferred Stock, voting together as a single class (the "Requisite Company Preferred Stock Conversion Vote") and (b) the adoption of this Agreement by the holders of a majority of the shares of Company Common Stock and Company Preferred Stock, voting together as a single class on an as converted basis (the "Requisite Company Stockholder Vote"), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject to the Requisite Company Preferred Stock Conversion Vote and the Requisite Company Stockholder Vote. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution, and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors' rights or remedies in general as from time to time in effect or
(ii) the exercise by courts of equity powers.

2.3 NONCONTRAVENTION. Assuming the receipt of the Requisite Company Preferred Stock Conversion Vote and the Requisite Company Stockholder Vote, the execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any pledge, adverse claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever (collectively, "Liens") in or upon any of the properties or assets of the Company under any provision of (i) the Certificate of Incorporation or Bylaws of the Company, as each has been amended, (ii) any loan or credit agreement, note, bond, mortgage or indenture, or any material lease or other material agreement, instrument, Permit, concession, franchise or license applicable to the Company or its properties or assets and to which the Company is a party or by which the Company is otherwise bound or (iii) subject to the governmental filings and other matters referred to in the following sentence, any (A) statute, law, ordinance, rule or regulation applicable to the Company or (B) judgment, order or decree applicable to the Company or its properties or assets, other than, in the case of clause (iii)(A), any such conflicts, violations, defaults or Liens that individually or in the aggregate would not (x) have a Material Adverse Effect on the Company, (y) impair in any material respect the ability of the Company to perform its obligations under this Agreement, or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.
To the Company's knowledge, no consent, approval, order or authorization of, or registration, declaration or filing with, any third party, including any Governmental Body, is required to be made or obtained by the Company at or before the Effective Time in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (1) the receipt of the Requisite Company Preferred Stock Conversion Vote and the Requisite Company Stockholder Vote, (2) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and (3) such other consents, approvals, orders, authorizations, registrations, declarations and filings, which if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

2.4  CAPITALIZATION, ETC.

(A) The authorized capital stock of the Company consists of: (i) 15,000,000 shares of Company Common Stock, of which 2,111,268 shares have been issued and are outstanding as of the date of this Agreement; and (ii) 5,000,000 shares of Preferred Stock, $0.01 par value per share, of which (A) 330,000 have been designated "Series A Preferred Stock," of which 328,610 shares have been issued and are outstanding as of the date of this Agreement; and (B) as of the date of this Agreement, 775,000 have been designated "Series B Preferred Stock," of which 792,307 shares have been issued and are outstanding as of the date of this Agreement. Each outstanding share of Company Preferred Stock is convertible into one share of Company Common Stock. All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and non-assessable.

(B) As of the date of this Agreement, the Company has reserved 550,000 shares of Company Common Stock for issuance under the Plan, of which options to purchase 594,656 shares are outstanding as of the date of this Agreement. The Company Disclosure Schedule accurately sets forth, with respect to each Company Option that is outstanding as of the date of this Agreement: (i) the name of the holder of such Company Option; (ii) the total number of shares of Company Common Stock that are subject to such Company Option and the number of shares of Company Common Stock with respect to which such Company Option is immediately exercisable; (iii) the date on which such Company Option was granted and the term of such Company Option; (iv) the vesting schedule or such Company Option; (v) the exercise price per share of Company Common Stock purchasable under such Company Option; and (vi) whether such Company Option has been designated an "incentive stock option" as defined in
Section 422 of the Code. Except as set forth in the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company;
(iii) Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) to the best of the knowledge of the Company, condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company.

2.5  FINANCIAL STATEMENTS

(A) The Company has delivered to Parent the following financial statements and notes (collectively, the "Company
Financial Statements"):

     (i) The unaudited balance sheets of the Company as of December 31, 2000, and the related unaudited income statements, statements of stockholders' equity and statements of cash flows of the Company for the years ended December 31, 2000 and December 31, 1999, together with the notes thereto; and

     (ii) the unaudited balance sheet of the Company as of October 31, 2001 (the "Unaudited Interim Balance Sheet"), and the related unaudited income statement, statement of stockholders' equity and statement of cash flows of the Company for the ten months then ended.

(B) The Company Financial Statements are accurate and complete in all material respects and present fairly the financial position of the Company as of the respective dates thereof and the results of operations and changes in stockholders' equity and cash flows of the Company for the periods covered thereby. The Company Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods covered (except that the Company Financial Statements do not contain footnotes required by U.S. generally accepted accounting principles and are subject to normal and recurring year-end audit adjustments, which will not, individually or in the aggregate, be material in magnitude).

2.6 COMPLIANCE WITH LAWS. The Company is in compliance with all statutes, laws, ordinances, regulations, rules, judgments, decrees and orders of any Governmental Body (collectively, "Legal Provisions") applicable to its business, operations, properties and assets except for instances of possible noncompliance that, individually or in the aggregate, would not have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger. The Company has in effect all material federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ("Permits"), necessary for it to own, lease or operate its properties and assets and to carry on its business substantially as now conducted, and there currently exists no material default under, or material violation of, any such Permit, and the consummation of the transactions contemplated hereby will not adversely affect any such Permit.

2.7 INTELLECTUAL PROPERTY. The Company owns, or is validly licensed or otherwise has the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, domain names, domain name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs (other than commercially available, off-the-shelf software) (collectively, "Intellectual Property Rights") which are material to the conduct of the business of the Company. The Company Disclosure Schedule contains an accurate and complete list of all material Intellectual Property Rights of the Company. As of the date of this Agreement, no claims, suits, actions or proceedings are pending, and to the best knowledge of the Company, no Person or Entity has threatened to commence any suit, action or proceeding, alleging that the Company is infringing the rights of any Person or Entity with regard to any Intellectual Property Right. To the knowledge of the Company, the Company's Intellectual Property Rights do not infringe on the rights of any other Person or Entity, and no Person or Entity is infringing the rights of the Company with respect to any Intellectual Property Right, except for infringements which individually or in the aggregate, would not have a Material Adverse Effect on the Company. The Company is not licensing, or otherwise granting, to any third party, any rights in or to any Intellectual Property Rights which would have a Material Adverse Effect on the Company. The Company's Intellectual Property Rights will not be limited or otherwise adversely affected by virtue of the consummation of the transactions contemplated hereby.

2.8 CONTRACTS. The Company is not in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any material Contract to which it is a party or by which its properties or assets is bound. The Company has delivered to Parent a complete and correct copy of each material written Contract to which the Company is a party or by which the Company's properties or assets is bound. With respect to each such
Contract: (1) the Contract is legal, valid, binding, enforceable, and in full force and effect; (2) the Contract will not be adversely affected by virtue of the consummation of the transactions contemplated by this Agreement; (3) no party is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) such Contract; and (4) no party has repudiated any provision of the Contract.

2.9 TAX MATTERS. All Tax Returns required to be filed by or on behalf of the Company with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Company Returns") (i) have been or will be filed on or before the applicable due date (including any extensions of such due date), and (ii) have been, or will be when filed, accurately and completely prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Company Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date.

2.10 LITIGATION. As of the date of this Agreement, there are no actions, suits, claims, governmental investigations or proceedings pending or, to the best knowledge of the Company, threatened, against the Company or any of its assets or properties, or against any officer or director of the Company acting in such capacity, involving a monetary amount in excess of $25,000 or a request for specific performance, injunctive relief or other equitable relief.

2.11 LABOR MATTERS. There are no collective bargaining agreements or other labor union agreements to which the Company is a party, or by which it is bound. The Company is in compliance in all material respects with all federal, state and local laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice. As of the date of this Agreement, there is no unfair labor practice complaint against the Company pending or, to the best knowledge of the Company, threatened, to commence any unfair labor practices complaint before the National Labor Relations Board or the United States Department of Labor against the Company. There is no labor strike, slowdown or stoppage in progress, and no person has overtly threatened in a writing delivered to the Company to commence any strike, slowdown or stoppage, against or involving the Company. No written Contract restricts the Company from relocating, closing or terminating any of its operations or facilities. The Company has not in the past three years, experienced any labor strike, slowdown or stoppage.

2.12 RELATED PARTY TRANSACTIONS. To the best of the Company's knowledge: (a) no Company Related Party (as defined below) has, and no Company Related Party has at any time since December 31, 2000 had, any direct or indirect interest in any material asset used in or otherwise relating to the business of the Company; (b) no Company Related Party is, or has at any time since December 31, 2000 been, indebted to the Company; (c) since December 31, 2000, no Company Related Party has entered into, or has had any direct or indirect financial interest in, any material Contract, transaction or business dealing involving the Company; (d) no

Company Related Party is competing, or has at any time since December 31, 2000 competed, directly or indirectly, with the Company; and (e) no Company Related Party has any claim or right against the Company (other than rights under Company Options and rights to receive compensation for services performed as an employee of the Company). (For purposes of this Section 2.12 each of the following shall be deemed to be a "Company Related Party": (i) each individual who is, or who has at any time since December 31, 2000 been, an officer of the Company; (ii) each member of the immediate family of the individuals referred to in clause "(i)" above; and (iii) any trust or other Entity (other than the Company) in which any one of the individuals referred to in clause "(i)" and "(ii)" above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.)

2.13 BROKERS. No broker, investment banker, financial advisor or other person, is entitled to any broker's, finder's or financial advisor's fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

2.14 INSURANCE. The Company has general commercial, product liability, fire and casualty insurance policies with coverage customary for similarly situated companies.

2.15 INDEMNIFICATION. To the best knowledge of the Company, no action or failure to take action by any present or former director, officer or employee of the Company has occurred which would give rise to a claim or a potential claim by any such person for indemnification from the Company.

2.16 NO UNDISCLOSED LIABILITIIES. The Company has no accrued, contingent or other liabilities of any nature, matured or unmatured, with a value individually in excess of $25,000 except for (a) liabilities set forth or reserved against in the balance sheet included in the Company Financial
Statements as of December 31, 2000 or the notes thereto, (b) liabilities and obligations described in the Company Disclosure Schedule and (c) liabilities and obligations occurring in the ordinary course of business since December 31, 2000 or relating to the transactions contemplated by this Agreement.

1.1 DISCLOSURE. As of the date of this Agreement, none of the representations and warranties of the Company set forth in this Agreement contain an untrue statement of material fact.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF PARENT
           AND MERGER SUB

Except as set forth on the disclosure schedule delivered by the Parent to the Company prior to the execution of this Agreement (the "Parent Disclosure Schedule"), the
Parent and Merger Sub jointly and severally represent and warrant to the Company as follows. The Parties acknowledge that, except with respect to Sections 3.2(b),
3.4 and 3.17(b) below, Parent and Merger Sub make no representations about The Chalk Group and The Chalk Group will not be deemed to be a subsidiary of Parent for purposes of any of the representations made by Parent about any of its subsidiaries.

3.1  SEC FILINGS; FINANCIAL STATEMENTS

(a) Parent has delivered to the Company accurate and complete copies (excluding copies of exhibits) of each report, registration statement (on a form other than Form S-8) and definitive proxy statement filed by Parent with the SEC and any similar documents required to be filed with the applicable securities commission in Canada (the "Canadian SEC") since
January 1, 2001 (collectively, the "Parent Securities
Documents"). To the best knowledge of the Parent, as of the time it was filed with the SEC and the Canadian
SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent Securities Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange
Act or any applicable securities laws promulgated by the Canadian SEC or other Canadian law applicable to the Parent Securities Documents (such Canadian laws hereinafter referred to as the "Canadian Laws") (as the case may be); and (ii) none of the Parent Securities
Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements contained in the Parent Securities Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC and the Canadian SEC applicable thereto; (ii) were prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis throughout the periods covered, except as may be indicated in the notes to such financial statements and (in the case of unaudited statements) as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit
Adjustments; and (iii) fairly present the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of operations of Parent and its subsidiaries for the periods covered thereby.

3.2  DUE ORGANIZATION; NO SUBSIDIARIES

(a)  ORGANIZATION, STANDING AND CORPORATE POWER.  The
Parent and each of its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate power and authority to carry on its business as now being conducted. The Parent and each of its subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than In such jurisdictions where the failure to be so qualified or licensed individually or in the aggregate would not have a Material Adverse Effect on the Parent.
The Parent has delivered to the Company complete and correct copies of the Articles or Certificate of Incorporation and Bylaws of Parent and Merger Sub, in each case as amended to the date hereof.

(b)	SUBSIDIARIES.  Except for the Merger Sub and
except as set forth on the Parent Disclosure Schedule, the Parent has no subsidiaries, does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other equity or profit and loss interest in any other Entity, and has no investment in any other Entity. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

3.3 AUTHORITY; BINDING NATURE. Each of the Parent and the Merger Sub has the requisite corporate power and authority to enter into this Agreement and, subject to the adoption of this Agreement by the holders of the requisite number of the shares of Parent Common Stock
(the "Requisite Parent Stockholder Vote"), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Parent and Merger Sub and the consummation by the Parent and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each of the Parent and the Merger Sub, subject to the receipt of the Requisite Parent Stockholder Vote. This Agreement has been duly executed and delivered by the Parent and the Merger Sub and, assuming the due authorization, execution, and delivery of this Agreement by the Company, constitutes a valid and binding obligation of each of the Parent and the Merger Sub, enforceable against the Parent and Merger Sub in accordance with its terms, except as enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and similar laws, both state and federal, affecting the enforcement of creditors' rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers. Parent has all requisite corporate power and authority to complete the Yukon reorganization referred to in Section 5.1.

3.4 NONCONTRAVENTION.   Assuming the receipt of the
Requisite Parent Stockholder Vote, the execution and delivery of this Agreement by each of the Parent and the Merger Sub do not, and the consummation by the Parent and Merger Sub of the transactions contemplated by this Agreement and compliance by the Parent and Merger Sub with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Liens in or upon any of the properties or assets of the each of the Parent and Merger
Sub under any provision of (i) the Articles or Certificate of Incorporation or Bylaws of each of the Parent and Merger
Sub, as each has been amended, (ii) any loan or credit agreement, note, bond, mortgage or indenture, or any material lease or other agreement, instrument, Permit, concession, franchise or license applicable to each of the Parent and Merger Sub or its properties or assets and to which either the Parent or Merger Sub is a party as or by which either is otherwise bound or (iii) subject to the governmental filings and other matters referred to in the following sentence, any (A) statute, law, ordinance, rule or regulation applicable to each of the Parent and Merger
Sub or (B) judgment, order or decree applicable to either the Parent or Merger Sub or its properties or assets, other than, in the case of clause (iii)(A), any such conflicts, violations, defaults or Liens that individually or in the aggregate would not (x) have a Material Adverse Effect on either the Parent or Merger Sub, (y) impair in any material respect the ability of either the Parent or Merger Sub to perform its obligations under this Agreement, or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement. To the Parent's knowledge no consent, approval, order or authorization of, or registration, declaration or filing with, any third party, including any Governmental Body is required to be made or obtained by either the Parent or Merger Sub at or before the Effective Time in connection with the execution and delivery of this Agreement by the Parent and Merger Sub or the consummation by the Parent and Merger Sub of the transactions contemplated by this Agreement, except for (1) the receipt of the Requisite Parent Stockholder Vote, (2) the filing with and clearance by the SEC of the Form S-4 inclusive of the Proxy Statement (as defined below), (3) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which either the Parent or Merger Sub is qualified to do business, (4) consents or approvals from the Toronto Stock Exchange, the corporations registry of British Columbia, the corporations registry of the Yukon Territory, the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission, and (5) such other consents, approvals, orders, authorizations, registrations, declarations and filings, which if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on either the Parent or Merger Sub or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

3.5  CAPITALIZATION, ETC.

(a) The authorized capital stock of the Parent consists of 198,978,997 shares of Parent Common Stock, of which 68,086,965 shares have been issued and are outstanding as of the date of this Agreement. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. Each share of Parent Common Stock to be issued in accordance with this Agreement will be duly authorized, validly issued, fully paid, nonassessable and free of all preemptive rights.

(b)  Parent has reserved 14,000,000 shares of Parent Common
Stock for issuance under its 2000 and 2001 Stock Option Plans, as amended, of which options to purchase not more than 9,000,000 shares are outstanding as of the date of this Agreement (exclusive of any options described in Section 4.14). In addition, (i) options to purchase not more than 3,500,000 shares of Parent Common Stock outside the 2000 and 2001 Stock Option Plans are outstanding as of the date hereof and (ii) share purchase warrants to purchase not more than 9,522,461 shares of Parent Common Stock are outstanding as of the date hereof (exclusive of any warrants described in Section 4.14). Except as set forth above or in the Parent Disclosure Schedule, there is no: (1) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Parent or Merger Sub; (2) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Parent or Merger Sub; (3) Contract under which the Parent or Merger Sub is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (4) to the best of the knowledge of the Parent and the Merger Sub, condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Parent or Merger Sub.

(c) The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $0.01 par value per share, all of which are issued and outstanding, all of which are held beneficially and of record by Parent.

3.6 COMPLIANCE WITH LAWS. The Parent and each of its subsidiaries is in compliance with all Legal Provisions applicable to their businesses, operations, properties and assets, except for instances of possible noncompliance that, individually or in the aggregate, would not have a

Material Adverse Effect on the Parent or prevent or materially delay the consummation of the Merger. The
Parent and each of its subsidiaries has in effect all material Permits necessary for them to own, lease or operate their properties and assets and to carry on their business substantially as now conducted, and there currently exists no material default under, or material violation of, any such Permit, and the consummation of the transactions contemplated by this Agreement will not adversely affect any such Permit.

3.7	INTELLECTUAL PROPERTY.  The Parent and each of its
subsidiaries owns, or is validly licensed or otherwise has the right to use all Intellectual Property Rights which are material to the conduct of the business of the Parent and its subsidiaries taken as a whole. As of the date of this Agreement, no suits, actions or proceedings are pending, and, to the best knowledge of the Parent, no Person or Entity has threatened to commence any suit, action or proceeding, alleging that the Parent or any of its subsidiaries is infringing the rights of any person with regard to any Intellectual Property Right. To the knowledge of the Parent, the Intellectual Property
Rights of the Parent and its subsidiaries do not infringe on the rights of any other Person or Entity, and no Person or Entity is infringing the rights of the Parent or any of its subsidiaries with respect to any Intellectual Property Right, except for infringements which individually or in the aggregate, would not have a Material Adverse Effect on the Parent or any of its subsidiaries. Neither the Parent nor any of its subsidiaries is licensing, or otherwise granting, to any third party, any rights in or to any Intellectual
Property Rights which would have a Material Adverse
Effect on the Parent or any of its subsidiaries.  The
Intellectual Property Rights of the Parent and its subsidiaries will not be limited or otherwise adversely affected by virtue of the consummation of the transactions contemplated hereby.

3.8 CONTRACTS. Neither Parent nor any of its subsidiaries is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any material Contract to which any of them is a party or by which any of their properties or assets is bound. The Parent has delivered to the Company a complete and correct copy of each material written Contract to which the Parent or any of its subsidiaries is a party or by which any of their properties or assets is bound. With respect to each such Contract:
(1) the Contract is legal, valid, binding, enforceable, and in full force and effect; (2) the Contract will not be adversely affected by virtue of the consummation of the transactions contemplated by this Agreement; (3) no party is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) such Contract; and (4) no party has repudiated any provision of the Contract.

3.9 TAX MATTERS. All Tax Returns required to be filed by or on behalf of the Parent or any of its subsidiaries with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the "Parent Returns")
(i) have been or will be filed on or before the applicable due date (including any extensions of such due date), and (ii) have been, or will be when filed, accurately and completely prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Parent Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date.

3.10 LITIGATION. As of the date of this Agreement, there are no actions, suits, claims, governmental investigations or proceedings pending or, to the best knowledge of the Parent, threatened, against the Parent, any of its subsidiaries, or any of their respective assets or properties, or against any officer or director of the Company acting in such capacity, involving a monetary amount in excess of $25,000 or a request for specific performance, injunctive relief or other equity relief.

3.11 LABOR MATTERS . There are no collective bargaining agreements or other labor union agreements to which the Parent or any of its subsidiaries is a party, or by which they are bound. The Parent and its subsidiaries are in compliance in all material respects with all federal, state and local laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice. As of the date of this Agreement, there is no unfair labor practice complaint against the Parent or any of its subsidiaries pending or, to the best knowledge of the Parent, threatened, to commence any unfair labor practices complaint before the National Labor Relations Board or the United States Department of Labor against the Parent or any of its subsidiaries. There is no labor strike, slowdown or stoppage in progress, and no person has overtly threatened in a writing delivered to the Parent or any of its subsidiaries to commence any strike, slowdown or stoppage, against or involving the Parent or any of its subsidiaries.
No written Contract restricts the Parent or any of its subsidiaries from relocating, closing or terminating any of its operations or facilities. Neither the Parent nor any of its subsidiaries has in the past three years, experienced any labor strike, slowdown or stoppage.

3.12   RELATED PARTY TRANSACTIONS.  To the best of the
Parent's knowledge, (a) no Parent Related Party (as defined below) has, and no Parent Related Party has at any time since December 31, 2000 had, any direct or indirect interest in any material asset used in or otherwise relating to the business of the Parent or any of its subsidiaries; (b) no Parent Related Party is, or has at any time since December
31, 2000 been, indebted to the Parent or any of its subsidiaries; (c) since December 31, 2000, no Parent
Related Party has entered into, or has had any direct or indirect financial interest in, any material Contract, transaction or business dealing involving the Parent or any of its subsidiaries; (d) no Parent Related Party is competing, or has at any time since December 31, 2000 competed, directly or indirectly, with the Parent or any of its subsidiaries;
and (e) no Parent Related Party has any claim or right against the Parent or any of its subsidiaries (other than rights under stock option plans and rights to receive compensation for services performed as an employee of the Parent or any of its subsidiaries). (For purposes of the
Section 3.12 each of the following shall be deemed to be a "Parent Related Party": (i) each individual who is, or who has at any time since December 31, 2000 been, an officer or director; (ii) each member of the immediate family of each of the individuals referred to in clause "(i)" above; and (iii) any trust or other Entity (other than the Parent) in which any one of the individuals referred to in clauses "(i)" and "(ii)" above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.)

3.13 BROKERS. No broker, investment banker, financial advisor or other person, is entitled to any broker's, finder's or financial advisor's fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

3.14  ISSUANCE OF PARENT COMMON STOCK. The Parent Common
Stock to be issued in connection with the Merger will be freely tradable under the Securities Act and the rules and regulations promulgated by the SEC thereunder, except for restrictions on transfer applicable to affiliates of the Company. Without limiting the generality of the foregoing, and subject to the provisions of Rule 145 under the Securities Act, none of the shares of Parent Common Stock to be issued in connection with the Merger will constitute "restricted securities" within the meaning of Rule 144 under the Securities Act.

3.15 INSURANCE. The Parent and each of its subsidiaries has general commercial, product liability, fire and casualty insurance policies with coverage customary for similarly situated companies.

3.16 INDEMNIFICATION. To the best knowledge of the Parent, no action or failure to take action by any present or former director, officer or employee of the Parent or any of its subsidiaries has occurred which would give rise to a claim or a potential claim by any such person for indemnification from the Parent or any of its subsidiaries.

3.17   NO UNDISCLOSED LIABILITIES.

(A) Parent and its subsidiaries have no accrued, contingent or other liabilities of any nature, matured or unmatured, with a value individually in excess of $25,000, except for
(a) liabilities set forth or reserved against in the Parent's consolidated balance sheet as of December 31, 2000 or the notes thereto contained in the Parent Securities Documents,
(b) liabilities and obligations described in the Parent Disclosure Schedule and (c) liabilities and obligations occurring in the ordinary course of business since December 31, 2000 or relating to the transactions contemplated by this Agreement.

(B) Neither Parent nor any of its subsidiaries other than The Chalk Group are liable for any of the obligations or liabilities of The Chalk Group.

3.18    CASH ON HAND.  As of the date of this Agreement,
Parent has at least $400,000 of available, unrestricted, uncommitted cash on hand.

3.19 DISCLOSURE. As of the date of this Agreement, none of the representations and warranties of the Parent or the Merger Sub set forth in this Agreement contain an untrue statement of material fact.

SECTION 4.     COVENANTS OF THE PARTIES

4.1  CLOSING EFFORTS.   Each of the Parent, the Merger
Sub and the Company, shall use its best efforts, to the extent commercially reasonable ("Reasonable Best Efforts"), to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including without limitation using its Reasonable Best Efforts to ensure that (i) its representations and warranties remain true and correct in all material respects through the Closing Date (giving effect to the Parent Reorganization contemplated under
Section 4.18 and Section 5.1) and (ii) the conditions to the obligations of the Parties to consummate the Merger are satisfied on a timely basis.

4.2 ACCESS AND INVESTIGATION. During the period from the date of this Agreement through the Effective Time (the
"Pre-Closing Period"), each Party shall, and shall cause its Representatives to: (a) provide the other Party and the other Party's Representatives with reasonable access to such Party's Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the such Party; and (b) provide the other Party and the other
Party's Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to such Party, and with such additional financial, operating and other data and information regarding such Party, as the other Party may reasonably request. All information provided by a Party to another Party or its Representatives, either prior to or after the date hereof, shall be subject to the terms of the NDA.

4.3   CONDUCT OF BUSINESS BY PARENT AND COMPANY.

(a)  CONDUCT OF BUSINESS BY PARENT.  During the
Pre-Closing Period and except (i) to the extent the Company shall otherwise consent in writing (which consent will not be unreasonably withheld), (ii) as set forth in the Parent Disclosure Schedule or (iii) as contemplated or permitted by or not inconsistent with this Agreement, Parent shall carry on its business solely in the ordinary course consistent with the manner as heretofore conducted and, to the extent consistent therewith, use Reasonable Best Efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. Without limiting the generality of the foregoing, except (x) as set forth in the Parent Disclosure Schedule, or (y) in furtherance of the Parent Reorganization as contemplated under Section 4.18 and Section 5.1, the Financing as contemplated under Section 7.6, or the Subsidiary Sale as contemplated under Section 7.7, or (z) as otherwise contemplated or permitted by or not inconsistent with this Agreement, Parent shall not, without the written consent of the Company (which consent will not be unreasonably withheld):

    (i) (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (z) purchase, redeem or otherwise acquire any shares of capital stock of Parent or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

   (ii) amend its Articles or Certificate of Incorporation or Bylaws;

   (iii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of shares upon the valid exercise of options and warrants outstanding as of the date of this Agreement);

   (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner (including through any of its subsidiaries), any business or any corporation, partnership, joint venture, association or other business organization or division thereof;

   (v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its (or any of its subsidiaries') material properties, assets or business, except sales made in the ordinary course of business;

   (vi) make any material payments for purposes of settling any dispute;

   (vii) allow Parent or any of its subsidiaries, or any significant portion of their respective businesses or assets, to be acquired (by merger, tender offer, purchase or otherwise);

   (viii) enter into (directly or through any subsidiary) any material transaction outside the ordinary course of business or enter into any material Contract;

   (ix) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person
          (other than a subsidiary of the Parent), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Parent, guarantee any debt securities of another person (other than a subsidiary of the Parent), enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice;

    (x) form any subsidiary or acquire any equity interest or other interest in any other Entity;

    (xi)  make any material capital expenditure; or

    (xii) authorize any of, or commit or agree to take any of, or allow any of its subsidiaries to commit to taking any of the foregoing actions.

(b) CONDUCT OF BUSINESS BY COMPANY.  During the Pre-Closing
Period and except (i) to the extent the Parent shall otherwise consent in writing (which consent will not be unreasonably withheld), (ii) as set forth in the Company Disclosure Schedule or (iii) as contemplated or permitted by or not inconsistent with this Agreement, Company shall carry on its business solely in the ordinary course consistent with the manner as heretofore conducted and, to the extent consistent therewith, use reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. Without limiting the generality of the foregoing, except as set forth in the Company Disclosure Schedule, or as otherwise contemplated or permitted by or not inconsistent with this Agreement, during the Pre-Closing Period, Company shall not, without the written consent of the Parent (which consent will not be unreasonably withheld):

    (i) (x) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (z) purchase, redeem or otherwise acquire any shares of capital stock of Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

    (ii)  amend its Certificate of Incorporation or Bylaws;

    (iii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of shares upon the valid exercise of options and warrants outstanding as of the date of this Agreement or as contemplated in the Company Disclosure Schedule);

    (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof;

    (v) sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its material properties, assets or business, except sales made in the ordinary course of business;

   (vi) make any material payments for purposes of settling any dispute;

   (vii) allow the Company, or any significant portion of its business or assets, to be acquired (by merger, tender offer, purchase or otherwise);

   (viii) enter into (directly or through any subsidiary)any material transaction outside the ordinary course of business or enter into any material Contract;

   (ix) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person
          (other than a subsidiary of the Parent), issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Parent, guarantee any debt securities of another person (other than a subsidiary of the Parent), enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice;

   (x) form any subsidiary or acquire any equity interest or other interest in any other Entity;

   (xi)   make any material capital expenditures; or

   (xii) authorize any of, or commit or agree to take any of, the foregoing actions.

4.4       NOTIFICATOIN; UPDATES TO DISCLOSURE SCHEDULE.

(a) During the Pre-Closing Period, each of the Parties shall promptly notify the other Party in writing of:

   (i) the discovery by a Party of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in or breach of any representation or warranty made by such Party in this Agreement;

   (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in or breach of any representation or warranty made by such notifying Party in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement (other than such event, condition, fact or circumstance occurring pursuant to the obligations of the Parent under Sections 4.18, 5.1, 7.6 and 7.7 hereof);

   (iii) any breach of any covenant or obligation of the notifying Party; and

   (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Sections 5, 6 or 7 impossible or unlikely.

(b) If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 4.4(a) requires any change in a Party's respective Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the notifying Party shall promptly deliver to the other Party an update to such Disclosure Schedule specifying such change. No such update shall be deemed to supplement or amend such Disclosure Schedule for the purpose of (i) determining the accuracy of any of the representations and warranties made by such notifying Party in this Agreement, or (ii) determining whether any of the conditions set forth in Sections 5, 6 or 7 have been satisfied.

4.5 EXCLUSIVITY. During the Pre-Closing Period, each Party shall not, and each Party shall require each of its Representatives not to, directly or indirectly, except as otherwise expressly contemplated in this Agreement, (i) initiate, solicit or encourage any inquiry, proposal, offer or discussion with any party concerning any merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or similar business transaction involving such Party or any division or subsidiary of such Party, (ii) furnish any non-public information concerning the business, properties or assets of such Party or any division of such Party to any party in contemplation of a transaction described by Section 4.5(i) or
(iii) engage in discussions or negotiations with any party concerning any such transaction, provided, however, in the case of clauses (ii) and (iii), a Party may provide information to or engage in discussions or negotiations with another Person or

Entity if its Board of Directors determines in good faith (after consultation with and receipt of advice from outside counsel) that the failure to do so would constitute a breach of its fiduciary duties to that Party's stockholders under applicable law; provided, further, that in such event, the Party will immediately notify the other Parties prior to such furnishing of information, discussions or negotiations. On the date of this Agreement, each Party shall immediately notify any Party with which discussions or negotiations of the nature described above were pending that such Party is terminating such discussions or negotiations. If a Party receives any inquiry, proposal or offer of the nature described above, after the date hereof, such Party shall, within one business day after such receipt, notify the other Party of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer. In no event will a Party be permitted to provide information to another Person or Entity that was never provided to the other Parties.

4.6 FILINGS AND CONSENTS. As promptly as practicable after the execution of this Agreement, each Party (a) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, and (b) shall use all Reasonable Best Efforts to obtain all Consents (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Merger and the other transactions contemplated by this Agreement. Each Party shall (upon request) promptly deliver to the other Party a copy of each such filing made, each such notice given and each such Consent obtained during the Pre-Closing Period.

4.7  PREPARATION OF FORM S-4, PROXY STATEMENT AND CANADIAN
SECURITIES DOCUMENTS; STOCKHOLDERS MEETINGS

(a) As soon as practicable following the date of this Agreement, (i) the Company and Parent shall prepare, and the Parent shall file with the SEC, a proxy statement relating to the adoption by the Parent's stockholders of this Agreement
(as amended or supplemented from time to time, the "Proxy Statement"), and Parent shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus and (ii) the Company and Parent shall prepare, and the Parent shall file with the applicable securities exchange commission of Canada (the "Canadian SEC"), any documents required by the Canadian SEC or under any Canadian
Laws to effect the Merger (hereinafter the "Canadian Securities Documents"). Each of the Parent and the Company shall ensure that the Proxy Statement, Form S-4 and the Canadian Securities Documents, as applicable, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that a Party shall not be responsible for the accuracy or completeness of any information relating to the other Party or furnished by the other Party in writing for inclusion in the Proxy Statement, Form S-4 and the Canadian Securities Documents). Each of the Company and Parent shall use all Reasonable Best Efforts to have the Form S-4 declared effective under the Securities Act and any Canadian Securities Documents declared effective under the Canadian Laws as promptly as practicable after such filings are made. The Parent will use its Reasonable Best Efforts to cause the Proxy Statement to be mailed to the Parent's stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities laws or other applicable laws, rules or regulations (including Canadian Laws) in connection with the issuance of Parent Common Stock pursuant to this Agreement and under the Plan. Each of Parent and the Company shall furnish all information concerning itself to the other as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Proxy Statement or any Canadian Securities Documents.

(b) At or prior to filing of the Form S-4 the Company and Parent shall execute and deliver to legal counsel for Parent tax representation letters in customary form. Following delivery of these tax representation letters, the Parties shall use their Reasonable Best Efforts to cause such legal counsel to deliver a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act. In rendering such opinion, such counsel shall be entitled to rely on the tax representation letters referred to in this Section 4.7(b).

(c) The Company will, as soon as reasonably practicable following the date of this Agreement, establish a record date (which will be as soon as practicable following the date of this Agreement) for, and, to the extent that convening and holding a meeting would not violate or otherwise be inconsistent with applicable law, duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") for the purposes of (i) having the holders of Company Preferred Stock approve the Company Preferred Stock Conversion and (ii) having the holders of Company Common Stock and Company Preferred Stock adopt this Agreement; provided, that the Company may also seek approval of the Company Preferred Stock Conversion and adoption of this Agreement via written consent of its stockholders to the extent permitted by the DGCL. The Company will, through its Board of Directors, recommend to its stockholders approval and adoption of the Company Preferred Stock Conversion and this Agreement.

(d) The Parent will, as soon as reasonably practicable following the date of this Agreement, establish a record date (which will be as soon as practicable following the date of this Agreement) for, and, to the extent that convening and holding a meeting would not violate or otherwise be inconsistent with applicable law, duly call, give notice of, convene and hold a meeting of its stockholders (the "Parent Stockholders Meeting") for the purpose of adopting this Agreement. The Parent will, through its Board of Directors, recommend to its stockholders approval and adoption of this Agreement; provided, however, that if the Board of Directors of the Parent concludes in good faith (after consultation with and upon receipt of advice from its outside counsel) that the making of (or continuing to make) a favorable recommendation would violate its fiduciary duties to the Parent's stockholders under applicable law, then the Board of Directors shall not be required to make such recommendation, or, if such recommendation has already been made, it may withdraw, modify or change such recommendation.

4.8 PUBLIC ANNOUNCEMENTS . During the Pre-Closing Period, (a) no Party shall (and each Party shall not permit any of its Representatives to) issue any press release or make any public statement regarding this Agreement or the Merger, or regarding any of the other transactions contemplated by this Agreement, without the other Party's prior written consent, except that Parent may make any disclosure required to comply with applicable law or the requirements of the Nasdaq National
Market or the Toronto Stock Exchange applicable to Parent, provided that Parent shall consult with the Company and seek and incorporate the

Company's reasonable input regarding such disclosure prior to making such disclosure, and (b) each Party will use reasonable efforts to consult with the other Party prior to issuing any press release or making any public statement regarding the Merger.

4.9 LISTING OF PARENT COMMON STOCK. Parent shall use its Reasonable Best Efforts to cause the shares of Parent Common Stock to be issued under the Agreement and pursuant to the Plan to be approved for listing on the Nasdaq OTC System, subject to official notice of issuance, on the Closing Date. If Parent Common Stock is listed on the Toronto Stock Exchange immediately prior to the Closing Date, Parent shall also use its Reasonable Best Efforts to cause the shares of Parent Common Stock to be issued under the Agreement and pursuant to the Plan to be approved for listing on the Toronto Stock Exchange, subject to official notice of issuance, on the Closing Date.

4.10    INDEMNIFCATION

(a) For a period of six years from and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to (i) each indemnification agreement currently in effect between the Company and each person who is or was a director or officer of the Company at or prior to the Effective Time and (ii) any indemnification provision under the Company's Certificate of Incorporation or Bylaws as each is in effect on the date hereof (the persons to be indemnified pursuant to the agreements or provisions referred to in clauses (i) and (ii) of this
Section 4.10(a) shall be referred to as, collectively, the "Indemnified Parties"). The Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation from liability set forth in the Company's Restated Certificate of Incorporation and Bylaws on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party.

(b) For a period of six years from and after the Effective Time, the Parent does hereby unconditionally guarantee performance of the Surviving Corporation's obligations under Section 4.10(a).

(c) Parent and the Surviving Corporation jointly and severally agree to pay all expenses, including attorneys' fees, that may be incurred by the Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 4.10.

(d) This Section 4.10 shall survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by the Indemnified Parties, and shall be binding on all successors and assigns of Parent and the Surviving Corporation.

4.11 FINANCING FOR OPERATIONS OF THE COMPANY. Parent will make all money raised by Parent pursuant to the Financing contemplated by Section 7.6 available to fund the operations of the Company and the Parent during the Pre-Closing Period. Advances of such funds during the Pre-Closing Period to the Parent and the Company in this respect will be made in accordance with a written budget approved in writing by the Chief Executive Officer of the Parent and the Chief Executive Officer of the Company. Advances made by Parent to the Company will be made on a bi-weekly basis in accordance with this budget. Parent will deposit an amount equal to the amount allocated to the Company in such budget in an interest-bearing account and will not expend such funds except pursuant to advances to the Company. Any advances to the Company will be made in the form of an unsecured loan (the "Working Capital Loan") to the Company (or such other form mutually agreed upon by Parent and the Company). The definitive documentation for such loan will be negotiated and executed promptly after the date of this Agreement by the Parties, but will incorporate the applicable provisions of Section 8.3. Any monies received by Parent resulting from the exercise of options, warrants or other instruments to purchase Parent's common stock shall be used by Parent for its operations and may be advanced to Company at the Parent's sole discretion.

4.12   YUKON REINCORPORATION.  Prior to the Parent
Reorganization, the Parent may reincorporate in or redomesticate itself to Yukon, Canada.

4.13 ACQUISITION OF ADDITIONAL INTEREST IN CHALK GROUP. In order to facilitate the Subsidiary Sale as contemplated by
Section 7.7, the Parent may, prior to such sale, acquire up to an additional 14% of The Chalk Group in exchange for the issuance of up to 3,300,000 shares of Parent Common Stock and share purchase warrants to purchase up to 700,000 shares of Parent Common Stock.

4.14 GRANT OF NEW STOCK OPTIONS BY PARENT. During the Pre-Closing Period, the Company may issue stock options to acquire up to 1,300,000 shares of Parent Common Stock and stock options to acquire up to 3,000,000 shares of The Chalk Group to key management and other key employees and contractors of The Chalk Group to assure their continuity of service in connection with the Subsidiary Sale. In addition, during the Pre-Closing Period, the Parent may issue options to its employees to acquire up to 2,500,000 shares of Parent Common Stock to satisfy the Parent's previous commitment in August 2001 to provide options to induce such employees to
(a) defer current compensation, (b) significantly reduce the Parent's contractual severance obligations to them and
(c) continue their employment with Parent and forego other opportunities. In the event of any discrepancy in these permitted amounts between this Section 4.14 and the Parent Disclosure Schedule, the Parent Disclosure Schedule shall govern with respect to permitted amounts.

4.15  ISSUANCE OF PARENT COMMON STOCK IN THE FINANCING.
During the Pre-Closing Period, Parent shall be permitted to issue shares of Parent Common Stock to effect the Financing contemplated by Section 7.6.

4.16 PARENT D&O INSURANCE TAIL POLICY. Parent shall be p ermitted to obtain runoff D&O insurance for a three year tail period following the Closing Date with coverage of up to $2 million, provided, that the Parent may not pay more than $100,000 for the premiums for such insurance, and any amounts in excess thereof shall have been paid by parties other than the Parent.

4.17   COMPANY PRODUCT SALES.  Promptly after the date hereof,
Parent and the Company shall negotiate and execute an agreement pursuant to which Parent will act as a distributor of the Company's products during the Pre-Closing Period.

4.18 DELAWARE REINCORPORATION. Promptly after the date hereof, Parent shall use its Reasonable Best Efforts to reincorporate itself into Delaware as a Delaware corporation in accordance with the applicable provisions of the DGCL, with terms reasonably acceptable to the Company. For purposes of this Agreement, such transactions relating to the reorganization into Delaware shall be referred to as the "Parent Reorganization."

SECTION 5.     CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT
               THE MERGER.

The respective obligations of each Party to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver, at or prior to the Closing, of each of the following onditions:

5.1 STOCKHOLDER APPROVAL AND REOGANIZATION. The Requisite Company Stockholder Vote and the Requisite Parent Stockholder Vote shall have been obtained. Parent shall have completed the Parent Reorganization. The parties acknowledge that Parent may reorganize or redomesticate itself as a Yukon, Canada corporation prior to the Parent Reorganization.

5.2 NO INJUNCTIONS OR RESTRAINTS. No temporary restraining order, preliminary or permanent injunction or other order issued by any Canadian and/or U.S. federal or state court of competent jurisdiction or other material legal restraint or prohibition issued or promulgated by a Canadian and/or U.S. federal or state Governmental Body preventing the consummation of the Merger shall be in effect.

5.3 FORM S-4 AND CANADIAN SECURITIES DOCUMENTS. The Form S-4 shall have become effective under the Securities Act and any Canadian Securities Documents shall have become effective under Canadian Laws and neither shall be the subject of any stop order or proceedings seeking a stop order.

5.4 DISSENTERS' RIGHTS. The number of Dissenting Shares shall not exceed 3% of the number of outstanding shares of Company Common Stock as of the Effective Time (calculated after giving effect to the conversion into Company Common Stock of all outstanding shares of Company Preferred Stock), and the number of shares of Parent that have preserved appraisal or dissenters' rights under applicable law with respect to the transactions contemplated hereby shall not exceed 3% of the number of outstanding shares of Parent Common Stock as of the Effective Time. Notwithstanding the foregoing, in the event that one percentage referenced above is less than 3% and the other percentage is greater than 3%, as long as the sum of the two percentages does not exceed 6%, this condition will be deemed satisfied.

SECTION 6.      CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT
                AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver, at or prior to the Closing, of each of the following conditions:

6.1 ACCURACY OF REPRESENTATIONS. Each of the representations and warranties made by the Company in this Agreement shall have been accurate in all respects as of the date of this

Agreement, and (excluding any representations or warranties that refer to the date of this Agreement or any date other than the Closing Date) shall continue to be accurate in all material respects as of the Closing Date as if made at the Closing Date.

6.2 PERFORMANCE OF COVENANTS. All of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

6.3 CONSENTS. All material Consents required to be obtained by the Company in connection with the Merger and the other transactions contemplated by this Agreement
(including any Consents required in order to cause all material Contracts of the Company to remain in full force and effect after the Closing) shall have been obtained and shall be in full force and effect.

6.4 OFFICER'S CERTIFICATE. The Company shall have delivered to the Parent and the Merger Sub a certificate issued by the Company's Chief Executive Officer to the effect that each of the conditions specified in Sections 5.1 (other than the Requisite Company Stockholder Vote), 6.1, 6.2, 6.3, 6.5, 6.6, 6.8 and 6.9 have been satisfied.

6.5 CONVERSION OF COMPANY PREFERRED STOCK. All outstanding shares of Company Preferred Stock shall have been converted into shares of Company Common Stock.

6.6 COMPANY WARRANTS. All warrants to acquire shares of capital stock of the Company shall have been exercised, converted or otherwise terminated.

6.7 AUDIT. Parent's independent accountant shall have completed an audit of the Company's financial statements as of and for the periods ending December 31, 1998, 1999 and 2000. It is anticipated that such audit shall be completed by December 31, 2001.

6.8 CLAIMS OR LITIGATION. There shall be no actions, suits, claims, governmental investigations or proceedings pending or threatened in writing against the Company or any of its assets or properties, or against any of its officers, directors or employees acting in such capacity, that are reasonably likely, individually or in the aggregate, to result in material monetary exposure to the Company or significant or material limitations on the manner in which the Company may conduct its business, including, without limitation, any significant or material limitation on any material Intellectual Property Rights of the Company.

6.9 NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change in the business, condition, assets, liabilities, or results of operations of the Company since the date of this Agreement; provided, however, that for purposes of determining whether there has been any such material adverse change, (i) any adverse change resulting from or relating to general business or economic conditions shall be disregarded, (ii) any adverse change resulting from or relating to conditions generally affecting the industry in which the Company competes shall be disregarded, (iii) any adverse change resulting from or relating to the announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement shall be disregarded and (iv) any adverse change resulting from or relating to the taking of any action contemplated by this Agreement shall be disregarded.

6.10 VOTING AGREEMENT. The Company shall have provided the Parent with stockholder signatures to the Voting Agreement representing a reasonably acceptable number of shares of the Company within 10 working days from the date of this Agreement.

SECTION 7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE
             COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver, at or prior to the Closing, of the following conditions:

7.1 ACCURACY OF REPRESENTATIONS. Each of the representations and warranties made by Parent and Merger
Sub in this Agreement shall have been accurate in all respects as of the date of this Agreement, and (except for the changes contemplated in Sections 4.18, 5.1, 7.6 and 7.7, and excluding any representations or warranties that refer to the date of this Agreement or any date other than the Closing Date) shall be accurate in all material respects as of the Closing Date as if made at the Closing Date.

7.2 PERFORMANCE OF COVENANTS. All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3 CONSENTS. All material Consents required to be obtained by Parent and Merger Sub in connection with the Merger and the other transactions contemplated by this Agreement (including any Consents required in order to cause all material Contracts of the Parent and its subsidiaries to remain in full force and effect after the Closing) shall have been obtained and shall be in full force and effect.

7.4 OFFICER'S CERTIFICATE. Parent shall have delivered to the Company a certificate issued by the Parent's Chief Executive Officer to the effect that each of the conditions specified in Sections 5.1 (other than the Requisite Company Stockholder vote), 7.1, 7.2, 7.3, 7.6, 7.7, 7.8, 7.9, 7.10 and 7.12 have been satisfied.

7.5    [INTENTIONALLY OMITTED BY THE PARTIES ]

7.6    FINANCING.  Parent shall have raised at least U.S.
$1,000,000 in an equity financing with terms reasonably acceptable to the Company. For purposes of this Agreement, such equity financing shall be referred to herein as the "Financing."

7.7 SUBSIDIARY SALE. Parent shall have entered into a binding sale agreement with a third party, with terms reasonably acceptable to the Company, for the sale of some of the interest of Parent in its subsidiary, The Chalk Group (the "Subsidiary Sale"), such agreement to provide for (i) consideration of not less than U.S.$2,000,000 in cash to be paid to Parent, and (ii) the sale transaction to close not later than the later of (A) January 14, 2002 and (B) 14 days after the Closing Date. In addition, not less than U.S.$2,000,000 shall have been paid into escrow on account of the purchase price for this sale prior to Closing.

7.8 CLAIMS OR LITIGATION. There shall be no actions, suits, claims, governmental investigations or proceedings pending or threatened in writing against the Parent or any of its subsidiaries or any of their assets or properties, or against any of their officers, directors or employees acting in such capacity, that are reasonably likely, individually or in the aggregate, to result in material monetary exposure to the Parent or any of its subsidiaries or significant or material limitations on the manner in which the Parent or its subsidiaries may conduct their business, including, without limitation, any significant or material limitation on any material Intellectual Property Rights of the Parent or any of its subsidiaries.

7.9 NO MATERIAL ADVERSE CHANGE. There shall have been no material adverse change in the business, condition, assets, liabilities, or results of operations of the Parent and its subsidiaries since the date of this Agreement; provided, however, that for purposes of determining whether there has been any such material adverse change, (i) any adverse change resulting from or relating to general business or economic conditions shall be disregarded, (ii) any adverse change resulting from or relating to conditions generally affecting the industry in which the Parent and its subsidiaries compete shall be disregarded, (iii) any adverse change resulting from or relating to the announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement shall be disregarded and (iv) any adverse change resulting from or relating to the taking of any action contemplated by this Agreement shall be disregarded.

7.10	DIRECTORS AND OFFICERS.   The Parent shall provide
evidence that the individuals listed on Exhibit B shall have been elected or appointed to serve as officers and directors of the Parent (as specified on Exhibit B), until their successors are duly elected and qualified, provided that such election and/or appointment shall be conditioned upon consummation of the Merger and shall not take effect until the Effective Time; provided, that either party may substitute an individual for those directors specified on Exhibit B prior to Closing if any listed individual does not consent to serve as a director of Parent at the Effective Time. In this regard, Parent shall also provide evidence that any individual not listed as a director on Exhibit B shall have resigned as a director of Parent at or prior to the Effective Time. The directors listed on Exhibit B shall serve from the Effective Time until the Parent's next succeeding annual meeting of stockholders.

7.11 LISTING OF PARENT COMMON STOCK. The shares of Parent Common Stock to be issued under the Agreement and the Plan shall have been approved for listing on the Nasdaq OTC System, subject to official notice of issuance. If Parent Common Stock is listed on the Toronto Stock Exchange immediately prior to the Closing Date, the shares of Parent Common Stock to be issued under this Agreement and the Plan shall have been approved for listing on the Toronto Stock Exchange, subject to official notice of issuance.

7.12 EMPLOYMENT CONTRACTS. No employee of Parent shall be entitled to severance of more than 12 months base salary plus any earned but unpaid bonus upon termination of employment.

7.13 VANCOUVER LEASES. Parent shall have provided the Company with evidence showing that beginning the later of April 1, 2002 or the Closing date, another party shall have assumed the liability of Parent's Vancouver office lease subject to the approval of the landlord. Nothing in the foregoing is intended to require Parent to be released from the lease of its Vancouver office.

7.14 2000 TAX RETURN. The Parent shall have filed its 2000 income tax return on or before December 31, 2001, and said tax return shall not provide for the payment of any material taxes for year 2000 for the Parent or any of its subsidiaries other than for the payment of Canadian provincial taxes in an amount equal to approximately U.S. $38,000.

7.15 VOTING AGREEMENT. The Parent shall have provided the Company with stockholder signatures to the Voting Agreement representing a reasonably acceptable number of shares of the Parent within 10 working days from the date of this Agreement.

SECTION 8.      TERMINATION

8.1 TERMINATION EVENTS. This Agreement may be terminated prior to the Effective Time as follows:

(a) by Parent if Parent reasonably determines that the timely satisfaction of any condition set forth in Sections
5 or 6 has become impossible (other than as a result of any failure on the part of Parent or Merger Sub to comply with or perform any covenant or obligation of Parent or Merger Sub set forth in this Agreement);

(b) by the Company if the Company reasonably determines that the timely satisfaction of any condition set forth in Sections 5 or 7 has become impossible (other than as a result of any failure on the part of the Company to comply with or perform any covenant or obligation set forth in this Agreement or in any other agreement or instrument delivered to Parent);

(c) by Parent by giving written notice to the Company in the event the Company is in breach of any representation, warranty or covenant contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in Section
7.1 and Section 7.2 not to be satisfied and (ii) is not cured within 15 days following delivery by the Parent to the Company of written notice of such breach;

(d) by the Company by giving written notice to the Parent in the event the Parent or the Merger Sub is in breach of any representation, warranty or covenant contained in this Agreement, and such breach, individually or in combination with any other such breach, (i) would cause the conditions set forth in Section 6.1 and Section 6.2 not to be satisfied and (ii) is not cured within 15 days following delivery by the Company to the Parent of written notice of such breach;

(e) by Parent if the Closing has not taken place on or before July 31, 2002 (other than as a result of any failure on the part of Parent or Merger Sub to comply with or perform any covenant or obligation of Parent or Merger Sub set forth in this Agreement);

(f) by the Company if the Closing has not taken place on or before July 31, 2002 (other than as a result of the failure on the part of the Company to comply with or perform any covenant or obligation set forth in this Agreement);

(g) by Parent if, within five (5) business days after delivery of the audited financial statements of the Company as of and for the fiscal years ended December 31, 1998,

1999 and 2000, the Parent determines in its reasonable discretion that the audits demonstrate Material Differences, provided, that the Parent has given the Company at least ten (10) days prior written notice of its intention to terminate pursuant to this Section 8.1(g), and such Material Differences are not resolved to the Parent's reasonable satisfaction within ten (10) days following delivery by the Company to the Parent of such written notice;

(h) by the Company by giving written notice to the Parent in the event the Board of Directors of the Parent fails to favorably recommend adoption of this Agreement by the stockholders of the Parent or withdraws, modifies or changes such recommendation in any manner that is adverse to the Company; or

(i)    by the mutual consent of Parent and the Company.

8.2	TERMINATION PROCEDURES.  If Parent wishes to terminate
this Agreement pursuant to Section 8.1(a), Section 8.1(c),
Section 8.1(e) or Section 8.1(g), Parent shall deliver to the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 8.1(b), Section 8.1(d), Section 8.1(f) or Section 8.1(h), the Company shall deliver to Parent a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.

8.3 EFFECT OF TERMINATION. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties shall terminate, except as provided below. In addition, upon any termination of this Agreement, the Parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 4.8 and Section 9. The remedies set forth in this Section 8.3 shall be the sole and exclusive remedies of the parties with respect to any breach of this Agreement.

(a) If this Agreement is terminated by the Parent pursuant to Section 8.1(c) on account of an intentional and material breach by the Company of any representation made herein or the willful uncured material breach by the Company of any covenant or agreement made herein, then upon such termination:
(i) the Company shall pay the Parent cash in the amount of $1,000,000 in immediately available funds, as agreed upon liquidated damages and not as a penalty; (ii) all principal and interest due under the Working Capital Loan as of the date of such termination (the "Working Capital Indebtedness") shall be immediately due and payable by the Company to the Parent; and (iii) the Company shall immediately reimburse the Parent for $15,000 of the Parent's expenses in procuring the audit of the Company's financial statements contemplated in this Agreement.

(b) If this Agreement is terminated by the Parent for any reason other than as set forth in subsection (a) above, then upon such termination, the Working Capital Indebtedness shall be due and payable by the Company to the Parent on the date six months after the date of such termination. If such termination is pursuant to Section 8.1(c), then the Company shall reimburse the Parent for its reasonable fees and expenses associated with this transaction.

(c) In the event of the termination of this Agreement by the Company pursuant to Section 8.1(d) on account of an intentional and material breach by the Parent of any representation made herein or the willful uncured material breach by the Parent of any covenant or agreement made herein, then upon such termination: (i) the Parent shall pay the Company cash in the amount of $1,000,000 in immediately available funds, as agreed upon liquidated damages and not as a penalty; and (ii) the Company shall have the right to set off against the Working Capital Indebtedness, any amounts due to the Company from the Parent pursuant to this
Section 8.3 (c).

(d) In the event of the termination of this Agreement by the Company pursuant to Section 8.1(h), then upon such termination:
(i) the Parent shall pay the Company cash in the amount of $430,000 (which the Parties acknowledge represents approximately 3% of the value of the consideration to be delivered to Company stockholders based on currently prevailing market conditions), in immediately available funds, as agreed upon liquidated damages and not as a penalty; (ii) the Working Capital Indebtedness shall be due and payable by the Company to the Parent on the date six months after the date of such termination and (iii) the Company shall have the right to set-off against the Working Capital Indebtedness, any amounts due to the Company from the Parent pursuant to this Section 8.3 (d).

(e) In the event of the termination of this Agreement by the Company for any reason other than as set forth in subsections (c) and (d) above, then upon any such termination, the Working Capital Indebtedness shall be due and payable by the Company to the Parent on the date six months after the date of such termination. If such termination is pursuant to
Section 8.1(d), then the Parent shall reimburse the Company for its reasonable fees and expenses associated with this transaction.

SECTION 9.	MISCELLANEOUS PROVISIONS

9.1     NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES.

None of the representations or warranties contained in this Agreement or in any certificate or instrument delivered pursuant hereto shall survive the Effective Time. This
Section 9.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

9.2 FURTHER ASSURANCES. Each Party shall execute and cause to be delivered to each other Party hereto such instruments and other documents, and shall take such other actions, as such other Party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

9.3 FEES AND EXPENSES. Each Party shall bear and pay all fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by such Party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of (a) the investigation and review conducted by each Party and its Representatives with respect to the other Party's business (and the furnishing of information to each Party and its Representatives in connection with such investigation and review), (b) the negotiation, preparation and review of this Agreement (including the Disclosure Schedules) and all Agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement, (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any consent required to be obtained in connection with any of such transactions, and (d) the consummation of the Merger.

9.4 ATTORNEYS' FEES . If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any Party, the prevailing Party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing Party may be entitled).

9.5 NOTICES . Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such Party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to Parties hereto):


            IF TO PARENT:

            SIDEWARE SYSTEMS, INC.

            1810 Samuel Morse Drive,
            Reston, VA USA 20190
            Fax: (703) 437-9065
            Attn: General Counsel


            with a copy to:

            SILVER, FREEDMAN & TAFF, LLP
            1100 New York Avenue, N.W.
            Suite 700E
            Washington, D.C.  20005
            Fax:  (202) 682-0354
            Attention:  Barry P. Taff, Esq.


            IF TO THE COMPANY:

            KNOWLEDGEMAX, INC.
            6110 Executive Boulevard
            N. Bethesda, MD 20852
            Fax: (301) 468-8978
            Attention: E. Linwood Pearce
            with a copy to:

            COOLEY GODWARD LLP
            One Freedom Square
            Reston Town Center
            11951 Freedom Drive
            Reston, VA 20190
            Fax:(703) 456-8100
            Attention: Joseph W. Conroy, Esq.


9.6 CONFIDENTIALITY. Without limiting the generality of anything contained in Section 4.8, on and at all times after the Closing Date, each Party shall keep confidential, and shall not use or disclose to any other Person or Entity, any non-public document or other non-public information in such Party's possession that relates to the business of the Company or Parent (or its subsidiaries) and shall otherwise continue to comply with the NDA.

9.7 TIME OF THE ESSENCE. Time is of the essence of this Agreement.

9.8 HEADINGS. The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

9.9 COUNTERPARTS. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

9.10 GOVERNING LAW. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Delaware (without giving effect to principles of conflicts of laws).

9.11 SUCCESSORS AND ASSIGNS. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by operation of law or otherwise, by any Party without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement shall be binding upon: the Company and its successors and assigns (if any); the Indemnified Parties
(to the extent set forth in Section 4.10), Parent and its successors and assigns (if any); and Merger Sub and its successors and assigns (if any). This Agreement shall inure to the benefit of: the Company; the Company's stockholders (to the extent set forth in Section 1.4); the holders of assumed Company Options (to the extent set forth in Section 1.5); and the respective successors and assigns (if any) of the foregoing.

9.12 REMEDIES LIMITED; SPECIFIC PERFORMANCE. The rights and remedies of the Parties are limited as set forth in
Section 8.3. The Parties agree that, in the event of any breach or threatened breach by any Party of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other Party, such other Party shall be entitled (in lieu of the remedy, if any, available to it under Section 8.3) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

9.13	WAIVER.

(a) No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.14 AMENDMENTS. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the Parties hereto.

9.15 SEVERABILITY. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

9.16 PARTIES IN INTEREST. Except for the provisions of Sections 1.4, 1.5 and 4.10, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the Parties and their respective successors and assigns (if any).

9.17	ENTIRE AGREEMENT.  This Agreement and the other
agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof (except that the NDA shall continue in full force and effect).

9.18   CONSTRUCTION.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

(d) Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

[SIGNATURE PAGE FOLLOWS]

The parties hereto have caused this Agreement and Plan of Merger and Reorganization to be executed and delivered as of the date first written above.



SIDEWARE SYSTEMS, INC., a British
Columbia corporation

By:  "James L. Speros"
James L. Speros, President

KM ACQUISITION CORP., a Delaware
corporation

By:    "James L. Speros"
Name:  James L. Speros

Title:  President

KNOWLEDGEMAX, INC., a Delaware
corporation

By: "E. Linwood Pearce"
E. Linwood Pearce, Chairman
and Co-Chief Executive
Officer

AND

By:  "Edwin S. Grosvenor"
Edwin S. Grosvenor, Co-
Chief Executive Officer

                        EXHIBIT A
                    CERTAIN DEFINITIONS

    For purposes of the Agreement (including this Exhibit A):

AGREEMENT. "Agreement" shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached
(including the Disclosure Schedules), as it may be amended from time to time.

CONSENT. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any authorization by a Government Body).

CONTRACT. "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

DISCLOSURE SCHEDULES.  "Disclosure Schedules" shall mean the
Company Disclosure Schedule and Parent Disclosure Schedule attached to the Agreement (dated as of the date of the Agreement).

ENTITY. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

EXCHANGE ACT.  "Exchange Act" shall mean the Securities Exchange
Act of 1934, as amended.

GOVERNMENTAL BODY. "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature;
(b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

LEGAL REQUIREMENT. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

MATERIAL ADVERSE EFFECT. A violation or other matter will be deemed to have a "Material Adverse Effect" on a Party if such violation or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties of such Party set forth in the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a Material Adverse Effect on the a Party's business, condition, assets, liabilities, operations, financial performance or prospects.

MATERIAL DIFFERENCES. "Material Differences" shall mean a 33-1/3% or more understatement in the Company's total liabilities as reflected on the balance sheets in the audited financial statements of the Company delivered in accordance with this Agreement as compared to the corresponding balance sheets in the Company Financial Statements referred to in Section 2.5.

NDA. "NDA" shall mean that certain confidentiality agreement previously entered by Parent and the Company.

PERSON. "Person" shall mean any individual, Entity or Governmental Body.

REPRESENTATIVES. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

SEC.  "SEC" shall mean the United States Securities and
Exchange Commission.
Securities Act. "Securities Act" shall mean the Securities Act of 1933, as amended.

TAX. "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.


TAX RETURN. "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

                             2
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                          EXHIBIT B
      DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

BOARD OF DIRECTORS

There shall be 11 board members. Six shall be appointed by Company and five by Parent. It is anticipated that the members shall be as follows:


COMPANY DIRECTORS

E. Linwood Pearce (Chairman)
Edwin Grosvenor
Donna Lynn
Edward Gross
Joe Boivin
Alan Sultan

PARENT DIRECTORS

Ken Thornton (Vice Chairman)
James L. Speros
Jay H. Nussbaum
Jack Kemp
John Shoemaker


OFFICERS

E. Linwood Pearce, Chairman & Chief Executive Officer
Ken Thornton, Vice Chairman
James L. Speros, President
Edwin Grosvenor, Founder and Executive Vice President
Donna Lynn, Chief Operating Officer
Alan Sultan, Senior Vice President
Michael Finn, General Counsel
*Chief Financial Officer - to be selected post-merger
*Others to be determined later


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